SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2004

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

NEWS RELEASE

June 8, 2004

NNO – TSX

NTO – Amex

NORTHERN ORION APPOINTS NEW DIRECTORS

AND REPORTS ANNUAL GENERAL MEETING RESULTS

At the Annual General Meeting of the shareholders of Northern Orion Resources Inc. (the "Company") held in Vancouver, B.C. on June 4, 2004, shareholders approved the voted resolutions, including ratifying a small increase in the maximum number of common shares subject to option under the Company’s Stock Option Plan, the adoption of a rolling 10% stock option plan in place of the current plan, subject to the approval of the Toronto Stock Exchange, and the issuance in one or more private placements during the 12-month period commencing June 4, 2004, of such number of securities as would result in the Company issuing or making issuable up to an additional 107,712,048 common shares.

Incumbent directors John Burns, David Cohen and Robert Cross were re-elected at the meeting and Robert Gayton and Michael Beckett were elected as new directors.

A total of 36,545,716 common shares were represented at the meeting, constituting 34% of all shares issued and outstanding.

"We are pleased to welcome Bob Gayton and Michael Beckett to our board", said David Cohen, President and CEO of the Company.  “Mr. Gayton is a chartered accountant with over 20 years experience in the mining industry and is a director and chair of the audit committee for several international resource companies, including Western Silver, Bema Gold, and Nevsun Resources.  Mr. Beckett is chairman of a number of international public companies, and was chairman of Ashanti Goldfields Company Limited, past Managing Director of Consolidated Gold Fields PLC and a past director of North Limited at the time that North Limited had an ownership position in the Alumbrera mine. Both new directors have proven track records with public resource companies and international mining projects and are outstanding additions to our board. We are grateful to Steven Wilkinson and Terry O’Kane for their contributions and efforts over often difficult times during the term of their directorships.”

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next eight years which, together with project debt, could be applied to bringing Agua Rica into production without further significant equity dilution at current commodity prices.  Northern Orion currently has over US$11 million in cash.

“David Cohen”

David Cohen, President and CEO

For more information contact:
INVESTOR RELATIONS
Tel: 1-866-608-9970
Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

NEWS RELEASE

June 22, 2004

NNO – TSX

NTO – Amex

ALUMBRERA INCREASES METAL RESERVES BY MORE THAN 20%

Northern Orion Resources Inc. (the “Company”) is pleased to announce an increase in the ore reserves at the Minera Alumbrera (“Alumbrera”) copper/gold operation in Argentina, extending the mining operations at Alumbrera by two and a half years. This extension increases contained metal reserves by more than 20%, equating to an additional 350,000 tonnes of contained copper and 1.2 million ounces of gold over the life of the mine.

During 2003, Alumbrera undertook an ore delineation drilling programme within the existing ore envelope and at depth.  As a result of new geological information, improved metal prices and operational cost improvements, Alumbrera has added in excess of 80 million tonnes of further ore reserves to its previous reserve base at new metal price assumptions of US$0.90 per pound of copper and US$350 per ounce of gold. The metal grade and cash cost profiles of the additional ore are expected to be broadly in line with the previous life of mine plan.  The supplemental ore was found predominantly in the north-western and northern domains of the pit, both inside and outside previous pit limits.

"This increase in operational life and contained metal at Alumbrera is extremely good news for Northern Orion," said David Cohen, President and CEO of the Company.  “As one of the lowest cost copper producers in the world, every additional day that Alumbrera extends its life is positive for us.  As a result, we should see an approximately 30% extension to our already substantial expected future cash flow stream from Alumbrera and an immediate increase in the valuation of our ownership in the mine. The operational team at Alumbrera is to be complimented on this significant achievement at a time when metal prices are strong.”

A new Ore Reserve Statement for Alumbrera will be completed early in the second half of the year, based on the new geological model and the update of the pit topography at June 30, 2004.  This will be published once it becomes available.

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which, together with project debt, could be applied to bringing Agua Rica into production without further significant equity dilution at current commodity prices.  Northern Orion currently has over US$11 million in cash.

“David Cohen”

David Cohen, President and CEO

For more information contact:
INVESTOR RELATIONS
Tel: 1-866-608-9970
Email: info@northernorion.com

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date: July 30, 2004

By:     /s/ David W. Cohen

David W. Cohen

President and Chief Executive Officer